EXHIBIT 4(iii)

DESCRIPTION OF COMMUNITY BANCORP. COMMON STOCK

The following briefly summarizes certain provisions of our Amended and Restated Articles of Association (“Articles”), our Amended and Restated Bylaws (“Bylaws”) and the Vermont Business Corporation Act, codified in Title 11A of the Vermont Statutes Annotated (the “VBCA”) that holders of our common stock may deem important. The description below is qualified in its entirety by reference to the terms and provisions of our Articles and Bylaws, which have been filed previously with the Commission and are listed as Exhibits 3(i) and 3(iii), respectively, to our Annual Report on Form 10-K.

Authorized Common Stock; General Information
Under our Articles, we are authorized to issue up to 15,000,000 shares of common stock having a par value of $2.50 per share. The common stock is the only class of the Company’s securities that is registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Our common stock is non-assessable and holders of the stock do not have any cumulative voting, conversion, redemption, preemptive or special liquidation rights.

Authorized Preferred Stock; Effect of Preferred Stock on Rights of Common Shareholders
In addition to our common stock, our Articles also authorize the issuance of up to 1,000,000 shares of preferred stock, without par value. The preferred shares are issuable in one or more series, having such rights and preferences as the Board of Directors may determine prior to issuance. Pursuant to that authority, in 2007 the Company issued 25 shares of Series A Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock having a liquidation preference of $100,000 per share (the “Series A Shares”). The text of the Series A Shares Designation is set forth as Exhibit A to the Company’s Articles. As of the date of this Annual Report, 15 shares of preferred stock remained outstanding.

In some circumstances the rights of the holders of our Series A Shares may affect the holders of our common stock. For example, we would not be permitted to pay dividends on our common stock at any time there were an arrearage on dividend payments to the holders of the Series A Shares. Similarly, upon any voluntary or involuntary dissolution, liquidation or winding up of the Company, the holders of our Series A Shares would be entitled to receive their liquidation preference ($100,000 per share) out of any assets available for distribution to the shareholders, before any assets may be distributed to the holders of our common stock. In addition, certain corporate actions would require the unanimous affirmative vote of the holders of the Series A Shares voting as a separate class, even if the matter were approved by the Board of Directors or the holders of the common stock. In particular, the unanimous consent of the holders of our Series A Shares is required to approve any of the following: (1) the issuance of additional Series A Shares; (2) the creation of any class or series of preferred shares having parity with, or preference over, the Series A Shares in payment of dividends or liquidation preference; or (3) amendment of the Company’s Articles of Association in any manner that would materially and adversely affect the rights or preferences of the Series A Shares. Except for these matters, the holders of the Series A Shares do not have voting rights.

Because our Articles authorize 1,000,000 shares of preferred stock, the Board of Directors has the authority to create additional series of preferred shares out of the remaining authorized and unissued shares of preferred stock, including preferred shares that might have similar or greater preferences over the common shares. Any such preferred stock issuances would not require the vote or consent of the common shareholders.

Dividends
After payment of all accrued dividends on any outstanding preferred shares having a dividend preference over the common shares, holders of our common stock are entitled to participate equally in dividends when and if the Board of Directors declares dividends on shares of common stock out of funds legally available for shareholder distribution, and are entitled to participate equally with other common shareholders in any stock dividends. The availability of funds for the Company to pay dividends depends largely on the availability of funds for our subsidiary Bank to pay dividends to the Company. In some circumstances, applicable banking laws could limit those available funds. In addition, payment of dividends by the Company might require approval of the Federal Reserve in some circumstances, such as if regulatory capital levels are deemed insufficient or if dividends exceed net income for the previous four quarters, net of dividend paid during such quarters.

As described above, the Series A Shares have a dividend preference over the common shares. (See “Authorized Preferred Stock; Effect of Preferred Stock on Rights of Common Shareholders”)

Voting Rights
Holders of our common stock are entitled to one vote for each share held of record on all matters voted on by the common shareholders, including the election of directors. A quorum for the conduct of business is a majority of the shares of common stock entitled to vote on the matter, represented in person or by proxy at the meeting.

Generally, a matter submitted to vote of our common shareholders is approved if more votes are cast in favor of the matter than against it, at a meeting at which a quorum is present. In some cases, such as mergers and certain amendments to the Company’s Articles, the VBCA or our Articles or Bylaws may impose a higher vote requirement.

Under the VBCA, election of directors is by a plurality of the votes cast, unless the articles of incorporation provide for a higher vote. Our Articles and Bylaws do so, as they require that director nominees receive at least a majority of the votes cast at a meeting of shareholders at which a quorum is present.

As described above, in some circumstances the unanimous affirmative vote of the holders of the Series A Shares would be required to approve certain matters, even if approved by the Board of Directors or the common shareholders. (See “Authorized Preferred Stock; Effect of Preferred Stock on Rights of Common Shareholders” above.)

Limitation of Director Liability
As permitted by the VBCA, Article Ten of the Company's Articles provides that a director will not have any personal liability to the Company or its shareholders for money damages for any act or omission based on a failure to discharge his or her statutory duties as a director, except for liability relating to (i) any improper financial gain to which the director was not entitled; (ii) an intentional reckless infliction of harm on the Company or its shareholders; (iii) authorization of unlawful distributions; or (iv) an intentional or reckless criminal act. Any future amendment or repeal of the liability limiting provision would apply prospectively only and not to any act or omission occurring before the effective date of such amendment or repeal.

Liquidation Rights
In the event of the Company’s liquidation, dissolution or winding-up, holders of our common stock would have the right to a ratable portion of assets remaining after payment of the Company’s creditors and satisfaction in full of the prior claims of any preferred shareholders (including the holders of the Series A Shares).

As described above, the Series A Shares have a liquidation preference over the common shares. (See “Authorized Preferred Stock; Effect of Preferred Stock.”)

Advance Notice By-Law
Section 2.13 of our Bylaws requires that shareholders provide advance notice to the Company if they intend to submit director nominations or other matters for vote at a meeting of shareholders. Specified information about the nominee or proposal must generally be furnished to the Company no earlier than 180 days nor later than 120 days prior to the date of the annual meeting. Special rules apply for the deadline if the annual meeting is to be held on a date other than the third Tuesday in May, and for special meetings of shareholders. These notice requirements apply whether or not a shareholder seeks to include his or her proposal in the Company’s proxy materials for the meeting under applicable rules of the Securities and Exchange Commission.

Certain Provisions That May Have an Anti-Takeover Effect
As discussed below, our Articles and Bylaws contain certain provisions that may deter attempts to takeover the Company.

Board of Directors Classification; High Vote for Removal. We have a staggered, or classified, Board of Directors. Our Board of Directors is divided into three classes with the members of each class serving a three-year term. The members of only one class of directors are elected each year by the common shareholders at our annual meeting of shareholders. It would therefore take at least two years to elect (or replace) a majority of our directors. In addition, our Articles and Bylaws provide that directors may be removed from office only for cause and by the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock entitled to vote in an election of directors (that is, the common stock).

High Vote for Certain Amendments to our Articles and Bylaws. In order to amend our Articles, Vermont law requires that our Board of Directors adopt a resolution setting forth the amendment, declare the advisability of the amendment and call a shareholders' meeting to adopt the amendment. Generally, under the VBCA, approval of amendments to our Articles requires that the affirmative votes of the common shareholders outnumber the negative votes, or in some cases requires the affirmative vote of a majority of our outstanding common stock. Approval of amendments to our Bylaws may be by vote of the directors or the common shareholders. As described in the next paragraph, however, certain amendments to our Articles and Bylaws may require a supermajority shareholder vote.

The vote of the holders of at least 75% of outstanding shares of our capital stock entitled to vote in an election of directors (that is, the holders of at least 75% of the common stock) is required to adopt any amendment to our Articles and Bylaws that relates to the size and classification of our Board of Directors, the vote required to elect our directors and the term of service and procedure for removal of our directors.

High Vote for Certain Business Combinations. Under our Articles, certain Business Combinations (as defined) involving a Substantial Shareholder (as defined) must be approved by the holders of the Required Percentage (as defined) of the outstanding common shares. However, this special vote requirement will not apply, and the applicable vote requirements otherwise provided under the VCBA will instead apply, to any Business Combination involving a Substantial Shareholder if either (1) the Business Combination is approved by at least two-thirds of the Disinterested Directors (as defined), or (2) the per share consideration to be received by the common shareholders in the Business Combination is at least equal to the highest price paid by the Substantial Shareholder in acquiring any shares of the Company’s common stock prior to the Business Combination transaction.

For purposes of this provision,

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“Business Combination” includes any merger, plan of share exchange or consolidation between the Company or its subsidiary Bank and any Substantial Shareholder or any entity controlled by or under common control with such shareholder; any sale, lease or other of transfer of assets between the Company or the Bank and any Substantial Shareholder or any entity controlled by or under common control with such shareholder; any reclassification of the Company’s securities that would have the effect of increasing the proportionate voting power of a Substantial Shareholder; and any other transaction involving a Substantial Shareholder having the intent or effect to effect a change in control of the Company.

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“Substantial Shareholder” means an individual or entity that, together with its affiliates and associates, is the beneficial owner of 5% or more of the Company’s outstanding common stock.

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“Required Percentage” means at least 53.4% of the outstanding common stock, which is the same percentage as the vote of the common shareholders that approved including the Business Combination provisions in the Articles at the Company’s 2010 annual meeting of shareholders.

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“Disinterested Director” means (i) a director of the Company who was serving as a director immediately prior to the time the Substantial Shareholder became a Substantial Shareholder, and who is not otherwise affiliated with the Substantial Shareholder, and (2) any successor director who is recommended by at least a majority of the Disinterested Directors.

The foregoing provisions of the Company’s Articles governing Business Combinations involving a Substantial Shareholder may only be amended by the affirmative vote of the holders of at least the Required Percentage of the outstanding common shares.

Consideration of Other Constituencies.  Under the VBCA, a director must generally discharge his or her duties

● in good faith;
● with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and
●in a manner he or she reasonably believes to be in the corporation's best interests.

In determining what is in a corporation's best interests, the VBCA permits directors of corporations, such as Community Bancorp., that have a class of voting stock registered under the Exchange Act, to consider other interests beyond those of the corporation's shareholders. In particular, directors may consider the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state, region and nation; community and societal considerations, including those of any community in which any offices or facilities of the corporation are located; and any other factors the director in his or her discretion reasonably considers appropriate in determining what he or she reasonably believes to be in the best interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Potential Anti-takeover Effect of These Provisions. The provisions described above, as well as the Company’s advance notice bylaw and the ability of the Board of Directors to issue preferred shares, may discourage attempts by others to acquire control of the Company without negotiation with our Board of Directors. This enhances our Board’s ability to attempt to promote the interests of all of our shareholders. However, to the extent that these provisions make us a less attractive takeover candidate, they may not always be in our best interests or in the best interests of our shareholders and in some circumstances may prevent holders of our common stock from receiving a takeover premium.

None of the antitakeover provisions in the Company’s Articles or Bylaws was adopted in response to any specific effort by a third party to accumulate our stock or to obtain control of us by means of merger, tender offer, solicitation in opposition to management or otherwise.

Repurchase of Shares
Under the VBCA, we may repurchase shares of our capital stock, except if it would constitute an unlawful distribution to the selling shareholder. In general, distributions are permissible under the VBCA unless, after the distribution, we would be unable to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount required to satisfy any preferential rights of shareholders upon dissolution or liquidation (such as the liquidation rights of the holders of the Series A Shares).

Because we are a registered bank holding company, repurchases of our shares in excess of certain volume limitations would be subject to prior approval by the Federal Reserve under the federal Bank Holding Company Act and to certain restrictions and limitations in some circumstances, such as if our regulatory capital levels were deemed insufficient.

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